July 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Pharma, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-168504)

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on July 27, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,670 copies of the Company’s Preliminary Prospectus dated July 11, 2011 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
COWEN AND COMPANY, LLC
JMP SECURITIES LLC

As Representatives of the several Underwriters

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

	By:	/s/ Keith G. Lister
	Name:	Keith G. Lister
	Title:	Managing Director

By:	COWEN AND COMPANY, LLC

	By:	/s/ Kevin J. Raidy
	Name:	Kevin J. Raidy
	Title:	Managing Director

By:	JMP SECURITIES LLC

	By:	/s/ Janet Tarkoff
	Name:	Janet Tarkoff
	Title:	Chief Legal Officer